**SUPPLEMENT NO. 2, DATED DECEMBER 7, 2005,
TO THE PROSPECTUS, DATED AUGUST 1, 2005,
OF BOSTON CAPITAL REAL ESTATE INVESTMENT TRUST, INC.**

This Supplement No. 2, dated December 7, 2005, is part of and should be read in conjunction with, our Prospectus, dated August 1, 2005, as supplemented by Supplement No. 1, dated September 22, 2005. Capitalized terms used in this Supplement No. 2 but not defined have the same meanings as in our Prospectus. The primary purposes of this Supplement No. 2 are to:

- extend the deadline by which the minimum of 2,950,000 shares must be sold to investors from January 1, 2006 to June 1, 2006;

- extend the maturity date of our affiliate line of credit from January 1, 2006 to January 1, 2007;

- revise the disclosure relating to our dividend policy;

- provide additional information relating to demographic and other trends which may influence results of operations in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- update information relating to the committees of our board of directors in the sections entitled "Management—Independent Directors" and "Management—Committees of the Board of Directors";

- update the section entitled "Prospectus Summary—Conflicts of Interest" to reflect that, subsequent to August 16, 2005, we retained Goodwin Procter LLP, to serve as our securities and tax counsel solely in connection with this offering;

- update the risk factors in our Prospectus;

- revise the disclosure related to our borrowing policies;

- insert a new section entitled "Diversification with Real Estate";

- revise the disclosure in the sections entitled "Description of Capital Stock—Authorized Stock" and "Description of Capital Stock—Common Stock";

- update the disclosure in the section entitled "Material United States Federal Income Tax Considerations";

- update disclosure in the section entitled "Selling and Escrow Arrangements" relating to selling arrangements;

- insert a new sub-section in the section entitled "Selling and Escrow Arrangements" to provide for the electronic delivery of the Prospectus and certain other materials to participating broker-dealers and investors as an alternative to paper copies;

- insert a new section entitled "Reports to Stockholders";

- disclose that purchase funds held in an escrow account at Boston Private Bank & Trust Company will bear interest at a variable rate, which was increased, as of October 18, 2005, from 1.45% per annum to 2.25% per annum for funds held in the escrow account on or after that date;

- disclose that on October 21, 2005, we engaged Ernst & Young LLP as our independent registered public accounting firm, effective September 29, 2005; and
- revise the form of Subscription Agreement attached as Exhibit B to the Prospectus.

THIS SUPPLEMENT NO. 2 PROVIDES INFORMATION NOT CONTAINED IN OUR PROSPECTUS AND SHOULD BE RETAINED AND READ IN CONJUNCTION WITH OUR PROSPECTUS AND SUPPLEMENT NO. 1 TO OUR PROSPECTUS.

References in this Supplement No. 2 to "we," "our," "us" and "our company" refer to Boston Capital Real Estate Investment Trust, Inc., including as the context requires, our wholly-owned subsidiaries.

RECENT DEVELOPMENTS

- Subsequent to August 16, 2005, we retained Goodwin Procter LLP, to serve as our securities and tax counsel solely in connection with this offering.

- During the course of the offering, subscription payments are deposited and held in trust for the benefit of the purchasers of shares in an escrow account with Boston Private Bank & Trust Company as escrow agent. Until the closing, purchase funds held in the escrow account bear interest at a variable rate similar to a bank passbook savings rate. The variable interest rate was increased, as of October 18, 2005, from 1.45% per annum to 2.25% per annum for funds held in the escrow account on or after that date. Except for the increase in the variable interest rate, the escrow arrangements remain unchanged as described in our Prospectus.

- On October 21, 2005, we engaged Ernst & Young LLP as our independent registered public accounting firm, effective September 29, 2005. This action was approved by the Audit Committee of our board of directors.

- In connection with our acquisition of an apartment community in Plano, Texas as described in Supplement No. 1, on October 25, 2005, we refinanced our $12,000,000 mortgage bridge loan from Deutsche Bank Berkshire Mortgage, Inc. with a permanent mortgage with a maximum principal amount of $11,981,000 with Freddie Mac as lender. The permanent mortgage has a fixed interest rate of 5.14%, which rate has been locked, and is for a nine-year term with only interest payments made monthly for such time.

THE OFFERING

We have elected to extend the date by which the minimum amount of 2,950,000 shares ($29.5 million) must be sold from January 1, 2006 to June 1, 2006. We refer to this date in our Prospectus as the "termination date." If the minimum amount of 2,950,000 shares is not sold by the termination date of June 1, 2006, monies from investors that have been placed in an escrow account with Boston Private Bank & Trust Company will be returned with interest as described in our Prospectus.

LINE OF CREDIT

As described in our Prospectus, we entered into an initial $60,000,000 loan agreement with BCP Funding, LLC, our affiliate and an affiliate of our Advisor, Boston Capital REIT Advisors, LLC. Under this affiliate line of credit, we borrowed $56,596,665 at a rate of 9.5% per annum, plus all cash flow over 9.5%, which was not negotiated at arm's length, to acquire interests in the Jacksonville, Portland, Seattle and Salt Lake City communities identified in our Prospectus. As of September 30, 2005, $56,596,665 was outstanding under this affiliate line of credit. On December 5, 2005, BCP Funding, LLC agreed to extend the date on which outstanding amounts under this affiliate line of credit are due and payable from January 1, 2006 to January 1, 2007. We have agreed to pay BCP Funding, LLC a fee of $100,000 in connection with this extension. The remaining terms and conditions of this affiliate line of credit remain unchanged.

On September 22, 2005, we borrowed $5,556,347.50 to fund a portion of the purchase price of Broadstone Preston at Willow Bend Apartments located in Plano, Texas from Wachovia Bank, National Association. The Wachovia loan matures on January 1, 2006. We are in discussions with Wachovia to extend this loan beyond January 1, 2006. There can be no assurance that an extension of the Wachovia loan will be granted or, if extended, under what terms.

If we raise the minimum offering of 2,950,000 shares ($29.5 million), we will repay approximately $25,000,000 of our outstanding indebtedness attributable to the three Jacksonville communities from the proceeds of this offering, and BCP Funding, LLC will release its lien on our interests in our Jacksonville communities. The balance of our outstanding borrowings under this affiliate line of credit must be repaid by January 1, 2007. However, unless we raise $29.5 million by June 1, 2006, we will terminate this offering, lose all of our interests in our communities and all of the investors' money will be returned with interest. If we do not raise sufficient funds in this offering to repay the balance of our affiliate line of credit by January 1, 2007, we will lose our interest in the communities still subject to the liens of our affiliate line of credit. We need to raise approximately $74,495,927 in order to repay the amounts borrowed under our affiliate line of credit related to the Jacksonville, Portland and Salt Lake communities described in our Prospectus and to repay the second mortgage debt on our Seattle property.

In order to retain all of the communities we have acquired, including Broadstone Preston at Willow Bend Apartments, we expect that we will have to extend the Wachovia loan, raise $74,495,922 by January 1, 2007 and, at that time, repay the Wachovia loan of $5,556,347.50 with either borrowings under an anticipated line of credit or by refinancing permanent mortgage debt on our communities, or to the extent that we have raised $80,890,183 by January 1, 2007, with the net proceeds received from this offering.

PROSPECTUS SUMMARY

The following disclosure replaces the first two paragraphs in the section entitled "Prospectus Summary—Conflicts of Interest" on page 15 of our Prospectus:

We have retained the Advisor to provide us with acquisition, advisory and administrative services. All of the executive officers of the Advisor are also officers or directors of our company. Some of our officers and directors, who are also officers of the Advisor, may experience conflicts of interest in their management of our company. These arise principally from their involvement in other activities that may conflict with our business and interests, including matters related to:

- allocation of management time and services between us and various other entities, principally approximately 387 limited partnerships at the current time with interests in low-income residential apartment communities; it is expected that the number of such partnerships will increase;

- the timing and terms of an investment in or sale of a community;

- compensation to the Advisor; and

- our relationship with the Dealer-Manager, Boston Capital Securities, Inc., which is our affiliate and an affiliate of the Advisor.

The Advisor and its affiliates, including the Dealer-Manager, will receive substantial fees, commissions, compensation and other income from transactions with and by us regardless of the success of your investment.

RISK FACTORS

The following disclosure replaces in its entirety the risk factor entitled "If we do not raise sufficient funds to repay the amounts we borrowed to acquire our interests in our communities, our lender will take some of those interests" on page 39 of our Prospectus:

If we do not raise sufficient funds to repay the amounts we borrowed to acquire our interests in our communities, we will lose our interests in all the communities still subject to the liens of our affiliate line-of-credit lender. We have a $60,000,000 line of credit with BCP Funding, LLC, our affiliate and an affiliate of the Advisor, which we have drawn against to acquire interests in 10 apartments communities in Jacksonville, Florida, Portland, Oregon, Seattle, Washington and Salt Lake City, Utah. This loan is secured by our interests in those communities. If the minimum of $29.5 million is raised by June 1, 2006, we will repay the amounts we borrowed related to the Jacksonville communities; and BCP Funding, LLC will release its interests in those properties. If we do not raise the minimum by June 1, 2006, this offering will terminate and we will lose all of our interests in our communities and all of the investors' money will be returned with interest.

In addition, in order to retain all of the communities we have acquired, including Broadstone Preston at Willow Bend Apartments, we expect that we will have to extend the Wachovia loan, raise $74,495,922 by January 1, 2007 and, at that time, repay the Wachovia loan of $5,556,347.50 with either borrowings under an anticipated line of credit or by refinancing permanent mortgage debt on our communities, or to the extent that we have raised $80,890,183 by January 1, 2007, with the net proceeds received from this offering.

The following disclosure is added to the section entitled "Risk Factors – Tax and Employee Benefit Plan Risks" immediately prior to the sub-section entitled "Even REITs are subject to federal and state income taxes." on page 44 of our Prospectus:

If our beneficial ownership is not held by at least 100 persons by January 30, 2006 (and for the remainder of 2006), we will not qualify as a REIT for 2006 and subsequent taxable years. Under Sections 856(a)(5), 856(b) and 856(h)(2) of the Internal Revenue Code, the beneficial ownership of a REIT must be held by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of taxable year of less than 12 months), other than with respect to the first taxable year for which a REIT election is made. As of the date hereof, our beneficial ownership is not held by at least 100 persons. Assuming that our 2006 taxable year will be a taxable year of 12 months, if our beneficial ownership is not held by at least 100 persons by January 30, 2006 (and for the remainder of 2006), we will not qualify as a REIT for 2006 and subsequent taxable years.

DIVIDEND POLICY

The following disclosure replaces the first bullet in the section entitled "Our Investment Objectives" on page 14 of our Prospectus:

• To provide regular quarterly cash dividends, as well as to provide growth in dividends over time. The achievement of this objective is not guaranteed.

The following disclosure replaces the first three sentences of the section entitled "Dividend Policy" on page 50 of our Prospectus:

After this offering, we intend to pay regular quarterly dividends to holders of our common stock. Any distributions we make, however, will be at the discretion of our board of directors, in accordance with our earnings, cash flow, capital needs and general financing condition. Distributions will be made to those holders of our common stock who are holders of our common stock as of the record date selected by our board of directors. We intend to pay our first dividend with respect to the first full quarter ending after the first closing date or at any other time as declared by our board of directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following disclosure is added to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" immediately prior to the sub-section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity" on page 98 of our Prospectus:

Trends Which May Influence Our Results of Operations

Increasing Demand for Rental Apartments

Based on certain demographic trends, in particular, the growth of the "Baby Boomer" generation and their children and grandchildren, the "Echo Boomer" generation, we believe we are well-positioned to continue achieving our objectives. While there is no guarantee that individuals making up these groups will choose renting versus ownership, we believe the increase in these age groups will have a positive impact on the number of rental households. The Baby Boomer and Echo Boomer generations currently account for approximately 73 million and 71 million, respectively, of the approximately 290 million people in the United States. As Baby Boomers enter into their retirement years we believe many may choose to downsize from single-family homes to apartment living as part of a trend towards simpler lifestyles. In addition, and perhaps more significantly, Echo Boomers are now entering into the age group having the greatest propensity to rent. As shown in the chart below the number of individuals between the ages of 18-39 are expected to grow significantly over the next 20 years. There is no guarantee that this population will choose renting versus ownership.

U.S. Population of Individuals between the Ages of 18-39



Source: U.S. Census Bureau, Population Projections Branch, May 2004.

MANAGEMENT

The following disclosure is added to the end of the section entitled "Management—Independent Directors" beginning on page 120 of our Prospectus:

Mr. Cottone has been selected by the board of directors to serve as the independent lead director.

The following disclosure replaces the second paragraph of the section entitled "Management—Committees of the Board of Directors" on page 121 of our Prospectus:

Compensation Committee: The board has established a Compensation Committee. A majority of the members of the Compensation Committee are independent directors. Currently, the members of the Compensation Committee are Messrs. Cottone, Phelan and Manning. Mr. Phelan is the chairman.

Nominating and Corporate Governance Committee. The board has established a Nominating and Corporate Governance Committee. All the members of the Nominating and Corporate Governance Committee are independent directors. Currently, the members of the Nominating and Corporate Governance Committee are Messrs. Cottone, Iacuzio and Phelan. Mr. Cottone is the chairman.

Other Committees. The board may establish from time to time other committees. At least a majority of the members of any other committee our board may establish must be independent directors.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

The following disclosure replaces the third sentence of the section entitled "Investment Policies and Policies with Respect to Certain Other Activities—Borrowing Policies" on page 147 of our Prospectus and where otherwise referenced throughout the Prospectus:

While we strive for diversification, the number of different communities we can acquire interests in will be affected by the amount of funds available to us. There is no limitation on the amount we may invest in any single improved property or on the amount we can borrow for the purchase of an interest in any property subject to the limitation that we cannot borrow in excess of 300% of our net assets.

We currently intend to limit the aggregate mortgage debt on our communities that are no longer (or have not been) financed with our current or any replacement line of credit to be within the targeted range of 55% to 65%. In any event, aggregate borrowings as of the time that the net proceeds of this offering have been fully invested and at the time of each subsequent borrowing may not exceed, on average, 70% of the total net asset value of those communities unless any excess borrowing is approved by a majority of the independent directors and is disclosed to stockholders in our next quarterly report.

The following disclosure is a new section to be added immediately after the section entitled "Prior Performance of Affiliates of Management" on page 150 of our Prospectus:

DIVERSIFICATION WITH REAL ESTATE

We believe that investments in real estate through companies like ours can be an attractive asset class to diversify an investor's portfolio beyond stocks and bonds. Diversification is a portfolio strategy designed to reduce exposure to risk by combining a variety of investments, such as stocks, bonds, and real estate, which are unlikely to all move in the same direction. The goal of diversification is to reduce the risk in a portfolio. One way to diversify an existing portfolio of stocks and bonds is to add real estate. We believe real estate has a low correlation to traditional stock and bond markets and therefore, combining all investment types, will result in a more stable portfolio.

Not only can a portfolio be diversified by a variety of investment types such as stocks, bonds and real estate, but diversification can also be achieved through various asset classes (apartments vs. commercial or industrial) and sponsors. Similar to investing in stocks, an investor is advised against buying for example, large cap growth stocks only, but to diversify with value, small, mid-cap and international stocks. The same theory of diversification can be applied to REITs. An investment in a publicly registered, non-traded REIT like our company can be beneficial because our share price does not fluctuate on a day-to-day or month-to-month basis, as is generally the case for investments listed on an exchange, and therefore offers the diversification of an investment that can provide share price stability. We believe this can be particularly beneficial for investors who consider investing in real estate as a long-term investment.

Diversify to Reduce Risk or Increase Return

Adding real estate to an existing portfolio can provide diversification which potentially reduces risk while also increasing total return. According to the illustrative charts set forth below, if a hypothetical portfolio invested in stock and bonds allocated some of its overall assets to publicly-traded REITs, then the return of that hypothetical portfolio over time would increase and risk would decrease. These charts are illustrative of publicly-traded REITs. Neither our company nor our Advisor is a publicly-traded REIT; however, we believe the diversification principal illustrated below holds true for REITs in general.

Stock and Bond Investors 1972-2003


Stock and Bonds
T-Bills 10%
Stocks 50%
Bonds 40%
Return 10.9%
Risk 10.8%
With 10% REITs
REITs 10%
T-Bills 10%
Stocks 45%
Bonds 35%
Return 11.2%
Risk 10.4%
With 20% REITs
REITs 20%
T-Bills 10%
Stocks 40%
Bonds 30%
Return 11.5%
Risk 10.1%

Stocks: Standard & Poor's 500 Index; Bonds: 20-year US Government Bond; T-Bills: US 30 Day T-Bill; REITs: NAREIT Equity Index. Performance data is as of March 1, 2004.

Source: Ibbotson Presentation Materials Copyright Ibbotson Associates, Inc. All rights reserved. Used with permission. These charts are presented for illustrative purposes only, represent hypothetical portfolios and not indicative of any investment. Past performance is no guarantee of future results. The performance depicted assumes reinvestment of all income and does not account for taxes or transaction costs. The average return and risk are represented by the arithmetic annual return and quarterly annualized standard deviation, respectively. Standard deviation measures the fluctuation of returns around the arithmetic average return of the investment. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns. Because stocks, bonds, cash, and REITs generally do not react identically to the same economic or market stimulus, combining these assets can often produce a more appealing risk-and-return trade-off. Diversification does not eliminate the risk of experiencing investment losses.

As described above, not only can a portfolio be diversified by a variety of investment types such as stocks, bonds and real estate, but diversification can also be achieved through various asset classes (apartments vs. commercial or industrial). We anticipate the short-term nature of apartment leases will allow

for frequent rent adjustments that we expect will keep income growth at or ahead of inflation.

Real estate is considered to be a good hedge against inflation and we believe the apartment sector is an ideal real estate type to hedge inflation. As previously noted above, we believe the short-term nature of apartment leases provides apartment owners with the ability to frequently increase the rents they charge to tenants, most often on an annual basis. This unique feature of apartments allows landlords to keep rental income in-line and consistently ahead of annual increases to operating costs due to inflation in comparison to other property types such as industrial office and retail which generally have longer-term leases.

Consistent Annual Risk-Adjusted Returns—Low Volatility

Historically, the multifamily sector has delivered consistent annual returns over other institutional real estate asset classes and has exhibited less volatility than the Standard & Poor's 500 Index and the NAREIT Equity REIT Index.



**Return on Investment by Property Type
Compared to Selected Indexes (1990-2004)**

Index 1: The **NCREIF Property Index – Multifamily**
Index 2: The **NCREIF Property Index – Retail**
Index 3: The **Office**
Index 4: The **NCREIF Property Index – Industrial**
Index 5: The **Standard & Poor's 500 Index**
Index 6: The **NAREIT Equity REIT Index**

Indexes 1-4: The **NCREIF Property Indexes** are composite total rate of return measures of investment performance (composed of Income Return, Capital Value Return and Total Return) of a very large pool of individual properties in the multifamily, retail, office and industrial sectors, respectively, acquired in the private market and held in a fiduciary environment for investment purposes only.

Index 5: The **Standard & Poor's 500 Index** is an unmanaged, capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Index 6: The **NAREIT Equity REIT Index** is an unmanaged, market-weighted index of tax-qualified Real Estate Investment Trusts traded on the New York Stock Exchange, the American Stock Exchange and the NASDAQ National Market System, including dividends.

Past performance is no guarantee of future results. Unlike Boston Capital REIT, an index does not have any fees or expenses. You can not invest directly in an index. The performance results shown above should not be taken to represent the expected performance of Boston Capital REIT. In addition, certain data and performance results shown were supplied by outside sources, including Boston Capital and are believed to be reliable but are not guaranteed. Stock index adjusted to reflect dividends paid.

Sources: Standard & Poor's. Russell-Mellon. NCREIF National Council of Real Estate Investment Fiduciaries (NCREIF) was established to serve the institutional real estate investment community as a collector, processor, validator, and disseminator of real estate performance information.

DESCRIPTION OF CAPITAL STOCK

The following disclosure replaces the first sentence of the first paragraph in the section entitled "Description of Capital Stock—Authorized Stock" on page 155 of our Prospectus:

Our articles provide that we may issue up to 400,000,000 shares of common stock, par value $.001 per share, 50,000,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of "excess stock," par value $.00l per share, which would be issued only in the event we have purchases in excess of the ownership limits described below.

The following disclosure replaces the first sentence of the section entitled "Description of Capital Stock—Common Stock" on page 155 of our Prospectus:

In the opinion of Goodwin Procter LLP, a copy of which is attached as an exhibit to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 of which our Prospectus and Supplement No. 2 is a part, all of the shares offered by our Prospectus will be duly authorized, fully paid and nonassessable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following disclosure replaces the first sentence of the section entitled "Material United States Federal Income Tax Considerations—General" on page 165 of our Prospectus:

The following general discussion of material United States federal income tax considerations relevant to investors in our common stock has been reviewed by our tax counsel, Goodwin Procter LLP, which has also delivered an opinion supporting this discussion, a copy of which is an exhibit to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 of which this Supplement No. 2 and our Prospectus is a part.

The following disclosure is added to the end of the second paragraph of the section entitled "Material United States Federal Income Tax Considerations—General" on page 166 of our Prospectus:

Without further action by the U.S. Congress, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will increase to 35% in 2009 and 39.6% in 2011.

The following disclosure is added to the section entitled "Taxation of the Company—General" beginning on page 167 of our Prospectus:

• because we acquired properties prior to the first day of the first taxable year for which we qualified as a REIT (which is anticipated to be January 1, 2005, or the "REIT Commencement Date"), if we recognize gain on the disposition of any of these assets during the 10-year Recognition Period beginning on the REIT Commencement Date, then the lesser of (A) the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date, or (B) the amount of gain we would otherwise recognize on the disposition will be subject to tax at the highest regular corporate rate under the Built-In Gain Rule.

The following disclosure is added to the end of the section entitled "General Requirements for Qualification" beginning on page 169 of our Prospectus:

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have any non-REIT earnings and profits and therefore we believe that we satisfy this requirement.

SELLING AND ESCROW ARRANGEMENTS

The following disclosure replaces the second full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 192 of our Prospectus:

The total underwriting compensation, (including, but not limited to, selling commissions, the dealer-manager fee, wholesaling salaries and commissions and expense reimbursements to our wholesalers and participating broker-dealers and their registered representations) will not exceed the limitations prescribed by the National Association of Securities Dealers, Inc. An additional one half percent of gross proceeds of this offering may be paid for bona fide due diligence expenses, also in accordance with the current regulations of the National Association of Securities Dealers, Inc.

The following disclosure replaces the first full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 194 of our Prospectus:

Investors who desire to establish an IRA for purposes of investing in shares may do so by having Pershing LLC, an independent, qualified bank IRA custodian (or such other independent qualified bank IRA custodian utilized by a participating broker-dealer (a "Qualified IRA Custodian")), act as their IRA custodian.

In the event that an IRA is established having Pershing LLC (or such other Qualified IRA Custodian) as the IRA custodian, the authority of Pershing LLC (or such other Qualified IRA Custodian) will be limited to holding the shares on behalf of the beneficiary of the IRA and making distributions or reinvestments in shares solely at the discretion of the beneficiary of the IRA.

Pershing LLC (or such other Qualified IRA Custodian) will not have the authority to vote any of the shares held in an IRA except strictly in accordance with the written instructions of the beneficiary of the IRA.

The following disclosure replaces the second full paragraph in the section entitled "Selling and Escrow Arrangements—Selling Arrangements" on page 196 of our Prospectus.

Investors, who, in connection with their purchase of shares (i) have engaged the services of a registered investor advisor or other financial advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice or (ii) has a contract for investment advisory and related brokerage services which includes a fixed or "wrap" fee feature, may agree with the participating broker-dealer selling such shares and the Dealer Manager to reduce the amount of selling commissions payable with respect to such sales to zero. The net proceeds to us, $9.30 per share, will not be affected by waiving the commissions payable in connection with such transactions. All such sales must be made through registered broker-dealers.

ELECTRONIC DELIVERY

The following disclosure is a new sub-section added to the section entitled "Selling and Escrow Arrangements—Selling Arrangements" immediately after the sub-section entitled "Selling and Escrow Arrangements—Escrow Arrangements" on page 198 of our Prospectus:

Participating broker-dealers in the offering are required to deliver a copy of the Prospectus to each potential investor. We plan to make this Prospectus, the subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to participating broker-dealers as an alternative to paper copies. As a result, if a participating broker-dealer chooses, with an investor's prior consent, it may provide an investor with the option of receiving the Prospectus, the subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the participating broker-dealer chooses to offer electronic deliver of these documents to an investor it will comply with all applicable requirements of the Securities and Exchange Commission and National Association of Securities Dealers, Inc. and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy upon request to the participating broker-dealer.

In addition, in accordance with applicable law, we plan to make the reports to stockholders described below available electronically to investors who consent to such electronic delivery. In any case, an investor may always receive a paper copy of these reports upon request to our company.

The following disclosure is a new section to be added immediately prior to the section entitled "Supplemental Sales Material" on page 199 of our Prospectus:

REPORTS TO STOCKHOLDERS

We will send an annual report to each stockholder within one hundred and twenty (120) days following the close of each fiscal year. Each annual report will contain, among other things, financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by our independent registered public accountant.

In addition, we will send, upon written request by a stockholder, an interim report containing unaudited financial statements for each of the first three quarterly periods of each fiscal year within forty-five (45) days after the end of such quarter as well as such further information as our board of directors may determine is required pursuant to any law or regulation to which we are subject.

At the same time as any distribution, we will file a Form 8-K or other appropriate form or report with the Securities and Exchange Commission or otherwise provide stockholders with a statement disclosing the source of the funds distributed. If the information is not available when the distribution is made, we will provide a statement setting forth the reasons why the information is not available. In no event will the information be provided to stockholders more than sixty (60) days after we make the distribution.

We are required by the Securities Exchange Act of 1934, as amended, to file quarterly, annual and periodic reports with the Securities and Exchange Commission. Those reports may contain information which is not set forth in this prospectus. Such reports can be obtained on the Commission's website at www.sec.gov and on our website at www.bostoncapital.com and investors are encouraged to access such reports.

Treasury Department Circular 230 Notice

The advice set forth in our Prospectus and this Supplement No. 2 is not intended or written to be used, and it cannot be used, by any taxpayer for the purpose of avoiding United States federal tax penalties that may be imposed on the taxpayer. The advice was written to support the promotion or marketing of the matters addressed in the Prospectus and this Supplement. Each taxpayer should seek advice based upon the taxpayer's particular circumstances from an independent tax advisor. The foregoing notice is intended to satisfy the requirements under Section 10.35 of Treasury Department Circular 230.